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                                                                       EXHIBIT 1

Employee Questions & Answers

December 21, 2000

As you know, today it was announced that Telocity will join the HUGHES family. With the acquisition of Telocity, HUGHES will be the nation's first provider to offer a portfolio of consumer entertainment and information services, including wired and satellite broadband Internet access and digital multichannel television on a national basis.

This Q&A has been designed to answer some of the high-level issues associated with this transaction. It is not intended to be all-inclusive, and answers to many questions simply may not yet exist. We will communicate more information to you as it becomes available.

     1. Can you explain the highlights of the Telocity/HUGHES transaction?

          HUGHES intends to purchase the outstanding stock of Telocity and leverage Telocity's DSL capabilities with DIRECTV, the nation's leading provider of digital multichannel entertainment. The equity value of the deal is $2.15 per share or a total purchase price of approximately $180M.

     2. Why does this make sense for Telocity's business?

          This is an exciting and logical step forward for Telocity, on its mission to become the leading provider of life-enhancing broadband services to the home. This partnership is testament to the soundness of Telocity's business model and will enable building upon strengths, such as:

               .  Serving the residential market
               . Providing broadband services through multiple last mile technologies
               . Showing our customers that broadband services can enhance their lives - and it's more than just a fast Internet connection.
               . Making broadband central to the home and not just a PC-related experience
               .  Focusing on customer management, not just acquisition
               . Delivering value-added services to enrich the customer relationship and create value
               . Designing a state-of-the-art gateway that enables us to provide a vast array of services.

          In addition, this partnership allows Telocity to leverage the value created through its national footprint and its technology, systems and processes. This is an exciting opportunity for all of us. This alliance gives Telocity the resources and stability to drive the business forward.
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     3. How will Telocity complement DIRECTV's business?

          DIRECTV is the nation's leading direct broadcast satellite services company with almost 10 million customers. Telocity simplifies the broadband proposition by delivering lifestyle-enhancing services over a scalable services platform. There is a great deal of synergy between DIRECTV and Telocity - in terms of national reach, focus on the residential market, and efforts to bring high-quality, value-added services to our customers. Merging our companies creates a highly complementary partnership that will create new market opportunities intended to allow us to:

          Expand and integrate our services;

               . Extend our reach significantly, by expanding our scope of delivery capabilities geographically and through service advancement

               . Packaging the services enabled by our technology and leveraging the installed base to achieve higher revenue streams, reduce customer churn, and reduce customer acquisition costs.

     4. Will this change the way Telocity does business?


          Over time and in some important ways, this alliance will enable Telocity to provide even better service to existing customers and expand the reach to new households significantly. Possible ways that the business model may change over time include: leveraging the DIRECTV brand, which is one of the most recognized names in residential entertainment services; a shift from national advertising to targeted marketing focused on the DIRECTV customer base; and a shift in research and development to focus on the integration of the set top box and our self-installable gateway. But, please be assured that Telocity will continue to strive to become the No. 1 residential broadband services company in America.

     5. When will the official sale take place?

          There are a number of legal requirements that make it difficult to determine the exact date of closing. The actual timing depends on how long various government agencies take to review the planned transaction. However, we hope to conclude this transaction by the second quarter of 2001.

     6. Will the name of the company change?

          There are no plans to change Telocity's name and service brand. Of course, over time, we will evaluate appropriate brand and name strategies to maximize our combined brand equity.

     7. Will employees be offered jobs with HUGHES?
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          Yes, all Telocity employees will become a part of the HUGHES family when this transaction closes.

     8.  Will our jobs change in any way?

          HUGHES has not planned any changes that will impact the jobs of Telocity employees, but as you know, adapting to change is now a way of life. In the dynamic environment in which we operate, our jobs and roles tend to change as technology evolves and the needs of our customers change. It's very possible that your jobs will change to some degree over the coming months, as will the jobs of other employees throughout the industry. The changes you encounter would probably have occurred anyway as part of your normal growth and ongoing improvement process whether or not this transaction had occurred.

     9.  Will there be changes in Telocity management?

          We don't anticipate changes in the management staff at Telocity. We want the existing leadership to continue to guide Telocity's strategies and lead its work force after close. Telocity's management team will continue to be led by President and CEO Patti Hart. After the close of the transaction, Telocity management will report to the HUGHES Consumer Sector.

     10. Will we be integrated functionally into DIRECTV or will we operate independently?

           The business plan for this transaction assumes Telocity and all of its functions will operate independently. We are certainly open to considering other designs in the future, if some efficiencies can be achieved through functional coordination or integration.

     11. Will any of our work locations change?

           There is no intent to alter the location of Telocity's existing facilities in the foreseeable future.

     12. Will our work schedules stay the same?

           This transaction is not expected to impact Telocity employee work schedules. Work schedules will continue to be established with approval from local management.

     13. Will our pay and bonus programs be changed?

           HUGHES believes that Telocity's work force is its greatest asset, and a high priority for HUGHES is treating people well as we complete this transition. During the process of negotiating this transaction, we noted that Telocity's base salary and bonus programs are similar to those enjoyed by HUGHES
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           employees. Like Telocity's workforce, all HUGHES employees are provided with a performance-based bonus opportunity. In the aggregate, we intend to maintain the base pay and bonus pay eligibility Telocity employees have now. However it's too soon to tell when a transition onto the HUGHES pay plans might be appropriate. We'll keep you informed in advance of any changes that might be planned in the future.

     14. What about our benefit programs?

           HUGHES anticipates that at the time of the transition a few benefit program changes will occur. For example the Stock Purchase Plan will no longer be offered because the underlying stock will no longer exist, and HUGHES does not offer a stock purchase plan. We expect that 6 to 12 months following the close date, Telocity employees will be transitioned onto HUGHES benefits, which are comparable in aggregate to the benefits currently enjoyed by Telocity employees. The projected date for such a transition will be announced as soon as possible after decisions are reached on the conversion process and schedule. Our goal is to be able to make this announcement by the time the transaction closes.

     15. What will happen to my money in the retirement savings plan?

           You may continue to participate in the Telocity Retirement Savings Plan until such time as you are transitioned to HUGHES benefits. At that time you will be eligible to participate in the HUGHES Savings Plan. Our expectation is that the balances in the Telocity plan will be merged into the HUGHES Savings Plan at some point in the future.

     16. What about our Company service?

           HUGHES will recognize all service at Telocity for purposes of vesting and eligibility in all benefit programs and policies, e.g., vacation, service awards, etc.

     17. What will happen to Telocity stock?

           When the transaction closes, Telocity stock will no longer exist and will no longer be traded on NASDAQ.

     18. What will happen to any loans/promissory notes that employees have with Telocity?

           Telocity will be addressing this issue with you as soon as appropriate.

     19. What about stock options from HUGHES?
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           HUGHES is in the process of determining the specifics and will tell you as soon as a plan is finalized. HUGHES believes that all employees should participate in the stock option program, focus on teamwork to influence the stock price and have an opportunity to share in the success of HUGHES. All HUGHES employees who are scheduled to work at least 20 hours per week are eligible to participate in a stock option program. Additional information will be provided prior to close of the transaction.

     20. We have lots of specific questions? Will they be answered today?

           Today's meeting is primarily intended to announce the good news about the transaction and provide an overview. We will also answer what questions we can now and collect others for investigation and future response. We intend to schedule another meeting in early January to provide more details on a number of points.

     21. In general, how will we get answers to our questions in the future?

           We will have another meeting shortly after the first of the year in order to address as many questions as possible. Following that meeting Telocity will utilize multiple avenues of communication to keep you informed. We plan to establish an e-mail address where you can direct your questions, institute an electronic transition newsletter, hold additional all hands meetings, and increase communications from your division heads and managers in order to share information with you as it becomes available. Answers will be posted on TZONE.

     22. How can we get answers to questions that need to be addressed by HUGHES?

           A Telocity transition team will be established to coordinate transition activities and handle communications about status and progress. After the team is established and defines the scope of the transition task and creates a transition schedule, there will be communications about plans and points of contact. As always, feel free to ask your supervisor any questions that arise, since local supervision tends to be the best focal point for questions and suggestions.

     23. Will any Telocity employees be considered for jobs in other HUGHES divisions or locations?

           HUGHES practices open job posting. Telocity employees who so choose can be considered for all posted positions within HUGHES.

     24. How does this relate to the broader announced desire by GM to sell HUGHES?

           General Motors, the parent Company of HUGHES, has announced its intention to unlock the value of its investment in HUGHES. Whether that might be done
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           by selling or spinning off HUGHES in whole or in parts or by accepting investment by or merger with another organization has not been determined. GM's goal is to structure a deal that will benefit everyone concerned including GMH shareholders and HUGHES employees.

     25. What are GM and HUGHES plans relative to continued ownership of DIRECTV?

           General Motors and HUGHES have stated their willingness to consider other ownership scenarios for DIRECTV, given the right set of conditions for the parent companies, shareholders, customers and employees.

     26. Are there plans to move any DIRECTV groups to San Jose?

           Currently there are no plans in place, although the possibility will be evaluated in the future if it makes sense for the combined business.

     27. Will Telocity's relationship with NBCi continue?

           No. Telocity's operating agreement with NBCi will terminate when this transaction closes.

     28. What about the need for future funding of Telocity's business?

           HUGHES will own Telocity and additional funding for Telocity's business will be coordinated through HUGHES and its Corporate Finance organization.

     29. Between now and when the transaction is officially completed will our compensation programs be changed.

           Telocity plans to continue your existing salary program. In early January management will be discussing with you salary increases retroactive to January 1st.

           Telocity's Q3/Q4 bonus program will continue as previously described and we will be instituting the Q1/Q2 bonus program with appropriate targets that we will be setting in the near term.

           Telocity's special commitment bonus program will continue and be paid in early April for those who were here on October 2nd and are still here on March 31st.

     30. Does DIRECTV have an employee discount for DIRECTV service?

           Effective immediately, Telocity employees are eligible for the DIRECTV employee program. The hardware for this program includes a complimentary
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           dual-LNB DIRECTV System and standard professional installation.
           Complimentary programming includes the TOTAL CHOICE(R) Platinum package with more than 160 entertainment channels, the FAMILY pack with 9 family-friendly channels, and local channels in available markets.